Filed by EFTC Corporation

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Suntek Corporation
Commission File No. 333-72992

This transcript is neither an offer to sell nor a solicitation of an offer to purchase securities and is not a substitute for the Suntek Corporation Registration Statement on SEC Form S-4 filed in connection with the business combination. EFTC expects to mail a Proxy Statement/Prospectus to EFTC’s shareholders containing information about the business combination promptly after such Registration Statement is declared effective by the SEC. Investors and shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about the business combination, EFTC, K*TEC and Suntek, as well as the persons soliciting proxies relating to the business combination, their interest in the business combination, and related matters. Investors and shareholders are able to obtain copies of these documents free of charge through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Registration Statement and Proxy Statement/Prospectus may also be obtained from EFTC by directing a request to the respective EFTC contacts listed below.

In addition to the Proxy Statement/Prospectus contained in the Registration Statement, EFTC files annual, quarterly, and special reports; proxy statements; and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information filed by EFTC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. EFTC’s filings with the Commission are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

TRANSCRIPT OF CONFERENCE CALL

EFTC

Moderator: Jim Bass
November 8, 2001
2:30 p.m. MT

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the EFTC third quarter earnings conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. At that time, if you have a question, you will need to press the one followed by the four on your telephone. As a reminder, this conference is being recorded Thursday, September 8, 2001, for both post-view and transcription purposes. A post-view replay for this conference will be available starting at 4:30 PM Mountain Time, on November 8th through 4:30 PM Mountain Time on November 16th. To access the post-view replay, you will need to dial 1-800-633-8284 and enter reservation number 19937966.

This conference call contains forward-looking statements that relate to future events or performance. These statements reflect EFTC’s current expectations and EFTC does not undertake to update or revise forward-looking statements, even if experience or future changes make it clearer that any project results expressed in or applied in this call or other company statements will not be realized. Furthermore, investors are cautioned that these statements involve risks and uncertainties, many of which are beyond EFTC’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, EFTC’s dependence upon a small number of customers, general economic conditions, and specific conditions in the market EFTC addresses to impact EFTC’s proposed business combination with K*TEC Electronics, and other factors described under special consideration in EFTC’s 2000 Annual Report on Form 10-K and the risks factor section in the registration statement on Form S-4, filed by Suntek Corporation.

Your speakers for today are Mr. Pete Harper, Chief Financial Officer and Mr. Jim Bass, Chief Executive Officer. I would now like to turn the conference over to Mr. Jim Bass, Chief Executive Officer with EFTC. Please go ahead, sir.

Jim Bass:	Thank you, Steve. Good afternoon ladies and gentlemen and welcome. I’m Jim Bass, President and CEO of EFTC Corporation. Thank you for joining us for our fiscal year third quarter conference call. Also joining me, as Steve mentioned this afternoon, is our CFO Peter Harper. Pete is participating in this call from a different location and I apologize if there are any communications problems. We released our Q3 results earlier today on Business Wire. And if you have not seen the release, please contact Victoria Welch in Investor Relations at 602-282-5651 and a copy will be faxed to you right away. Our conference call is being webcast on V-Call and can also be accessed on our website at EFTC.com. I will provide a brief statement about the EFTC business and then turn the call over to Peter, who will provide further detail of our Q3 results and comments on our Q4 business situation.

During our third quarter, we continued to make fundamental improvements in our overall business and operating results. And are happy to report continued profitability that was a result of favorable product mix, increased productivity and reduced interest expense. The avionics segment of our business grew in Q3 in relation to EFTC’s overall market mix and was complemented by strengthening performance in our quick turn and engineering services business segments.

However, our business, along with others in the industry, have felt the impact of the September 11th tragedy, especially in our avionics segment. And we anticipate our fourth quarter’s revenues may decline up to 40 percent from the third quarter. This is a result of overall market contraction, not loss of market share. As a result of this revenue decline, we are working very closely with our customers and suppliers to control expenses and scale our business accordingly. Because there remains a high level of uncertainty regarding future market conditions, our ability to provide guidance with any degree of specificity is limited beyond Q4. We have also announced the filing of our preliminary proxy statement for our proposed business combination with K*TEC. That proxy statement is included in the S-4 Registration Statement filed by Suntek Corporation, which will be the parent company of EFTC and K*TEC. Again, that’s Suntek, that’s S-u-n-t-e-k, Suntek Corporation.

We remain excited by our pending combination with K*TEC and see a number of benefits to our company and its shareholders. Upon completion of this acquisition, the new company’s capabilities will be strengthened to include plastic injection molding, sheet metal, PCBA, cables and more. It will also give us the opportunity to approach our diverse service offerings with a more vertically integrated model, by diversifying our customer base, increasing our purchasing power, reducing material cost, and generating cross-selling opportunities for both new and existing customers. The combination also provides us with a broader geographical presence, in particular K*TEC adds a strong presence in the Texas technology corridor, as well as Silicon Valley. Opportunities may also exist to expand our operations at our Mexico facility to accommodate some of K*TEC’s current and future product offerings.

As previously announced, the companies began to work very closely together in the beginning of this year. And we believe much of the success that we are having in attracting new customers is directly attributable to the enhanced capabilities and broader geographic scope offered by the combined company. We recently announced the expansion and relocation of our northeast operations to a new 75,000 square foot facility in Lawrence, Massachusetts, previously located in Wilmington. Our grand opening was held October 24th and our east coast presence provides complete turnkey solutions to OEM’s from product design and quick turn prototyping through production quantities at each of the board, box and full system integration phases of our manufacturing processes. With that, I would like now to turn the discussion over to our CFO, Pete Harper.

Pete Harper:	Thanks, Jim. As Jim stated, we have focused our business on three things this quarter, balancing customer demand with cost and infrastructure levels, sustaining company profitability and diligent asset management and cash flow. We have continued to realize success on a year-over-year basis. Now I’ll spend a few minutes on each one. In many cases, I will discuss both year-over-year performance as well as sequential trends.

With regard to balancing customer deliveries and cost levels, in line with the guidance provided in our Q2 conference and earnings release, revenue for the third quarter totaled $84.1 million, a decrease of three percent from the previous year and 14 percent sequentially.

The decline in revenues from the second quarter was primarily attributable to order softness from many of our customers due to the economic slowdown. As a result of this forecasted reduction in revenues, the company has taken aggressive actions to control expenses and scale our operations accordingly. Specifically, we have reduced our contract and EFTC employee workforce by approximately 15 percent in the third quarter and have continued our focus on reducing other expenses.

With regards to improving profitability, starting with gross profit, our third quarter gross profit was $9.2 million, or 10.9 percent of revenues. This represents a $3.4 million , or 59 percent, increase over the third quarter of 2000, and a $1.9 million decline from $11.2 million reported in the prior quarter. Favorable product mix and operational cost productivity drove the gross profit improvement compared to the prior year. Lower revenues drove the decline in gross profit from the prior quarter.

The third quarter earnings before interest, taxes, depreciation and amortization or EBITDA was $6.4 million, or 7.6 percent of revenues, an improvement of $3.4 million over the third quarter of 2000 and a $1.5 million decline from the $7.9 million of EBITDA reported in the second quarter. The improvement in EBITDA from the prior year was largely attributable to the improved gross margins discussed earlier, as well as lower SG&A expenses this quarter. The decline in EBITDA from the prior quarter is also due to the lower revenue levels.

The third quarter net profit of $4.5 million, or 5.4 percent of revenues, represents an improvement of $6.6 million over the next loss reported in Q3 of 2000. Sequentially, net income declined $200,000 from the net profit reported in the second quarter of 2001. The year-over-year improvement in net income was attributable to the improved gross margins discussed earlier, as well as lower interest expenses this quarter. Sequentially, the net income decline was attributable to the decline in EBITDA discussed earlier, offset by lower interest expenses this quarter.

Fully diluted earnings per share for the third quarter of 2001 was nine cents per share, an improvement of 36 cents from the negative 27 cents reported in the third quarter last year. This was slightly above the top end of the guidance provided in our second quarter earnings release and conference call, as sequentially third quarter 2001 EPS decreased three cents or 33 percent from the 12 cents per share reported in the second quarter of 2001.

With regard to better asset management and cash flow, our accounts receivable balance was $24.1 million at the end of the third quarter, a reduction of $2 million from the prior quarter end. Days sales outstanding, or DSO, increased from 25 days in the second quarter to 27 days this quarter, an eight percent increase. The decrease in receivables is attributable to lower sales levels while the increase in DSO is attributable to delayed collection (unintelligible) with a few customers during the quarter.

Net inventories were $66.1 million at the end of the third quarter, a reduction of $12 million from the prior quarter period end. The reduction is attributable to aggressively reducing material receipts in conjunction with the order softness forecasted from our customers. Inventory turns, based on annualized Q3 revenues divided by ending inventory, increased to 5.1 turns from five turns reported for the second quarter.

Cash flow from operating activities for the third quarter was $14.6 million, an improvement of $23 million, as compared with a negative $8.4 million reported in the third quarter of 2000. Sequentially, cash flow from operating activities increased $2.2 million from the $12.4 million reported in the second quarter. Year-to-date we have generated $41.4 million in positive cash flow from operations and we are completely debt free. Third quarter positive cash flow is primarily attributable to the positive EBITDA and the reduction in inventory levels discussed previously.

Looking ahead to the fourth quarter, our business and our customers have felt the impact of the September 11th tragedy, especially in our avionics segment. While we expect to continue to generate positive cash flow from operations in the fourth quarter, we do anticipate revenues may decline up to approximately 40 percent from Q3 results due to accelerated order softness we are experiencing from some of our customers.

As mentioned previously, we continue to proactively take steps to aggressively control expenses and headcount in anticipation of this business slowdown. In addition, we are working closely with our customers and suppliers on asset management actions to mitigate the supply chain impact of the revenue decline. We anticipate fully diluted EPS to be approximately break even in the quarter depending on actual volume, product mix and our ability to scale operations efficiently in reaction to changing volumes from our customers. Due to the continued uncertainty in the market served by many of our customers, we are unable to provide guidance beyond the fourth quarter at this time.

To summarize our results this quarter, while we continue to experience order softness from many of our customers, we generated very positive results in profits and cash flow from operating activity, due to favorable product mix, cost productivity and aggressive asset management actions. In addition, our positive cash flow from operations enabled us to enter the fourth quarter debt free with a very strong balance sheet. And now I’ll turn the call back over to you, Jim.

J. Bass:	Thank you, Pete. Due to the current economic environment and events of September 11th, we have lost a step as we turn EFTC (soon to be Suntek) into the premier, high mix manufacturer of complex electronic product. However, our strategy remains the same and we intend to execute on our new business opportunities that are available in the market today, and thereby reduce the impact of the downturn in aerospace segments. We will continue to strengthen our sales and marketing team, develop and expand our quick turn and prototype services and expand our engineering capabilities. We continue to research, analyze and pursue divestiture and other merger and acquisition opportunities, which provide compelling value and synergy with our existing high mix vertically integrated business model. We also intend to stay focused on our fundamentals, such as improving existing customer relations, reducing inventory levels and aggressively controlling expenses. Our prospects for future growth are excellent as we continue to focus on being the preferred supplier to our customers. Before we conclude this call, I’d like to ask if there are any questions about our Q3 performance.

Operator:	Thank you. Ladies and gentlemen, if you wish to register a question for today’s question-and-answer session, you will need to press the one followed by the four on your telephone. You will hear a three-toned prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, you will need to press the one followed by the three. If you are on a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question. The first question comes from John McManus with Needham & Company.

John McManus:	Yes, good afternoon. Could you give us the percent of revenue for the avionics business and for your aerospace and defense business, both in the third quarter and what to expect in the fourth quarter?

P. Harper:	Yeah, John, this is Peter Harper. I’ll take that one. In the third quarter, the revenue from our avionics segment was approximately 85 percent of the total business. And that would be the same for avionics, as well as aerospace and defense. In the fourth quarter, we expect that percentage to remain relatively flat at 85 percent for that quarter.

J. McManus:	Do you in any way break out the commercial avionics business from the aerospace military business?

P. Harper:	We don’t at this time, because we sell primarily to our customer who then segregates this product between defense and commercial business. And we don’t have those details at this time.

J. McManus:	Well, are you taking any steps there to accentuate doing more defense and military business in really next year, going forward?

J. Bass:	The answer to that is absolutely yes. We have a number of different opportunities that we’re currently exploring which are defense related. And we actually see that as a area of very good potential right now with obvious current circumstances. And we’re ideally positioned with our type of manufacturing capabilities to take advantage of that type of work. So we are actively pursuing a number of different opportunities with existing customers as well as with some new customers.

J. McManus:	And if you had to – if you had to look at that as far as the value of those prospects, obviously you’re not going to probably win them all but if you just looked at the value, how big would that be?

J. Bass:	Yeah, really difficult to give you either a financial dollar figure or a percentage. All I can say is that some – they range from being somewhat small to extremely large. And I know that doesn’t really satisfy the intent of your question, but it’s just right now, I’m unable to predict the size of the work. All I can say is that the opportunities appear very exciting and very promising.

J. McManus:	Could you break out the revenue from the quick turn and engineering services business in the quarter?

P. Harper:	Yeah, John, this is Pete again. Our revenues from our quick turn operations, both on the east coast and the west coast was approximately 12 percent of our revenues for the quarter, which remain relatively flat from the second quarter, at about 12 percent.

J. McManus:	Are you taking questions about K*TEC?

J. Bass:	Well, I think as far as K*TEC goes, virtually all of the information regarding K*TEC is contained within the S-4 and I would really encourage you to look through the S-4 first.

J. McManus:	OK. Thank you very much.

J. Bass:	Thank you.

P. Harper:	Thank you.

Operator:	The next question comes form Tom Howe with Wellington Investments. Please go ahead with your questions.

Tom Howe:	Good afternoon. Could you tell me how much of your business is from Honeywell?

P. Harper:	Yeah, Tom, this is Pete Harper. Honeywell makes up really the avionics segment. So it’s about 85 percent of our business.

T. Howe:	Honeywell alone is 85 percent?

P. Harper:	Yes.

T. Howe:	OK. I looked at the press release and the S-4 and it talked about K*TEC’s business falling about 25 percent in the third quarter and perhaps another 30 percent in the fourth quarter. And you had mentioned your own revenue might fall as much as 40 percent. I mean, I would imagine I see them giving a guidance on earnings, but those factors, coupled with a new facility, would lead me to believe that we’re looking at a substantial amount of red ink for the fourth quarter. Is that an accurate statement?

P. Harper:	Tom, let’s start with EFTC, first, as far as that goes. We did say that we would expect revenue may decline up to 40 percent. We’re also expecting approximately breakeven EPS despite that revenue decline because we are continually managing our expenses and headcount in line with the forecasted orders from our customers.

J. Bass:	And Tom, let me also add that as far as the northeast is concerned, as I mentioned in my statement, the facility has been relocated from a former facility. And we moved into a new building to help augment our capacity and capabilities in the northeast, which we believe is a part of our strategy for high mix vertical integration. And it is not additive in cost. In actuality, the way the relocation was handled, it actually is a reduction in cost.

T. Howe:	OK. With the merger and with your stock selling around the $1.00-$1.30 a share, whatever, it seems like it’s natural to assume there’s some sort of reverse split or that for every 100 shares of EFTC, we’ll end up with something less than 100 in Suntek. Is that correct?

P. Harper:	Yes, Tom, that’s correct. As detailed in the S-4, the ratio between EFTC shareholders and K*TEC shareholders into Suntek, is approximately 45 percent, 55 percent. And so if you have 100 shares of EFTC, you will have approximately 45 shares in Suntek Corporation.

T. Howe:	I see. So it’s essentially, it’s going to be about one for 2.1 reverse split, is what you’re saying? The number of shares of Suntek will equal the number of shares of EFTC currently?

P. Harper:	No, the process will be we’ll merge the two companies then do a one for four reverse split.

T. Howe:	Oh, it is one for four?

P. Harper:	Right.

T. Howe:	I see. I mean, given business conditions, given the reverse split, I’ve never seen one of those not have a negative impact on a stock price adjusted for the split. Given that we could be in for some substantial tax loss selling between now and year-end, does the company have any plan to do anything to try and support this stock? Or do you know if the Thayer-BLUM folks have any plan or interest in buying more shares on the open market?

P. Harper:	Yeah, I think, Tom, we – it would not be appropriate to comment on what we do to support or not support the stock. The best thing to support the stock is to have good company performance. The current economic situation notwithstanding, we still believe that the merger provides compelling value from the standpoint of having a combined entity that is stronger in the long run than separate, due to some of the reasons that I mentioned before, such as cross-selling opportunities, diversifying our customer base and increasing our purchasing power in reducing material costs. So I think, again, we look at this as a long-term play. In the short-term, everyone in the market segment is suffering from a decline for the most part and many are suffering from a decline in revenue as a result of the overall market situation. But I think, as it relates to the merger, I think, again, this has great long-term value. And I think that’s what investors should be focused on, is the long-term value and the positioning that we have in our market place.

T. Howe:	OK. The reverse split will be effective immediately with the merger, correct?

P. Harper:	Well, obviously it has to go through SEC approval and once all the regulatory approvals are complete, and at the time of the approval, you’re right, that’s when it will be effective.

T. Howe:	And what is the estimated or scheduled date for that?

J. Bass:	I think the regulatory processes is always – there’s always some level of uncertainty as to the exact time. But we believe it will happen sometime in the next quarter or so. Probably sometime in first quarter.

T. Howe:	OK. Thank you.

J. Bass:	Peter, do you agree?

P. Harper:	Yeah, that’s correct. The SEC approves it and then we send it out for the shareholder approval, which we expect to happen before the end of the first quarter 2002.

T. Howe:	OK. Thanks.

Operator:	Ladies and gentlemen, if there are any additional questions, please press the one followed by the four at this time. Bob Clements with Brittany Capital Partners, please go ahead with your questions.

Bob Clements:	Good afternoon, guys. I want to talk about the Honeywell relationship. How would you characterize, from a customer relations standpoint, how that relationship may have changed over the year? And particularly, would you address the degree to which Honeywell has outsourced or removed from your manufacture and given some of the products that you were making to other contract manufacturers?

J. Bass:	Yeah, Bob, great question. I like to state that I believe our relationship with Honeywell is stronger than ever. And I think when I first took this job on, over a year ago, we couldn’t say that. What we’ve done with our entire team is to emphasize operational execution, meaning great unsurpassed quality, as well as hitting all of our delivery commitments. And I think we have executed and met our commitments. And as I mentioned earlier in my comments that the decline in revenue is a result of the overall market contraction, not a loss of market share. And I stand behind that. And again, I think our customer is a great customer. We love their business and we’re going to do everything in our capability to keep them a happy, satisfied customer.

B. Clements:	But you haven’t lost any products?

J. Bass:	We have not lost any products. And in fact, in some cases, we have gained products.

B. Clements:	That’s good news. There’s a lot of talk to the contrary. So I think it’s terrific that you’ve been able to set that straight.

J. Bass:	And that is the straight story. We remain very, very strong. Have a very strong relationship with this customer. And we’ll do whatever it takes to insure customer satisfaction and that we hit the requirements that they expect of us.

B. Clements:	Jim, one further question, if I might, with respect to K*TEC. I think we all know what kind of operation K*TEC has evolved into. But we’re also well aware of your skills in this area. Are you highly confident that you can get that thing straight?

J. Bass:	Yeah, I mean, K*TEC has a history, in terms of their customer profile, of happening to have customers in market segments such as telecom and semiconductor capital equipment, which as everybody knows, has really taken a deep hit lately. But the fundamental assets, the facilities, the equipment, the core teams that have executed flawlessly in the past, our still intact. I think this is more of a timing issue as opposed to a capability issue. We are taking on and merging with a great asset. I think the two company cultures are very similar. Very operationally oriented, very disciplined and very focused on customer oriented service. I mean, at the end of the day, we’re in a service business and I think that’s what we do well. And I think K*TEC is a great asset, however, the current market timing has presented us with an enormous challenge.

And one of the comments I made earlier in my statement was that we’re very heavily focused now in our sales and marketing effort to try and insure that we have as many new opportunities as possible. But you know, less than a year ago, we were in a market situation where we were being chased for our capacity. And now we’re in a situation where obviously it’s reversed itself. And this is true for everybody in the market. But I think we have a really unique set of capabilities and a very unique strategy. And we also have the team to execute it. So again, I think it’s a timing issue and I think we’re really happy about bringing on a really good asset. But at the same time, as we also mentioned, we’re in a financially very, a situation which I think can enable us to get through this time and be stronger as a result.

B. Clements:	Good. And finally, with respect to the joint strike fighter, with your avionics capabilities, are you – do you feel like you’ll end up with some of that work as a subcontractor down the road?

J. Bass:	I mean, without mentioning the specific companies that we have been courting, we are actively involved in discussions with companies who will be – who will directly benefit by the joint strike fighter program.

B. Clements:	Good. That’s all I have. And I’m glad to see we’re still profitable.

J. Bass:	Thank you, Bob.

P. Harper:	Thank you.

Operator:	John McManus with Needham & Company, please go ahead with your follow-up question.

J. McManus:	Yes, could you give us the next four largest customers after Honeywell?

J. Bass:	Pete, you want to –

P. Harper:	Well, let’s see I think, you know, with some of our customer have a – we have a relationship with them, we don’t really want to be advertising those by name. And so it would be premature for us to release their names over the conference call.

J. McManus:	All right. Could you – the anticipated decline in revenue in the fourth quarter, is that all due to Honeywell.

P. Harper:	No, as I said, the percentage to Honeywell will be roughly the same in the fourth quarter, as it was in the third quarter. So that basically says that the other customers that are in industry segments like industrial controls, gaming, etc., will also be declining because of the continued slowdown in the economy. And so you know, it’s more of a correction industry-wide versus just Honeywell. Obviously the avionics segments was hit harder. But as Jim mentioned in his discussion earlier, we continue to work with Honeywell and we’ll be offsetting some of the overall market erosion with picking up additional work from Honeywell.

J. McManus:	And could you tell us who are the other outsources there that do work with Honeywell?

P. Harper:	That’s actually probably a question better asked of Honeywell. We have ideas of who our competition is, but really don’t want to mention them on this call.

J. McManus:	Isn’t it true that Honeywell in many cases, there was a second source there to some of these programs? Not that you would be losing programs but there would be a second source there to maybe you being the first source.

J. Bass:	Yeah, again, this is Jim Bass, John. I would prefer not to comment on Honeywell’s outsourcing strategy. I think those questions should be best answered by them. And for us to really speculate on what their strategy is, is, I would prefer not to do that.

J. McManus:	Well, could you give us some color about what further outsourcing that Honeywell might do?

J. Bass:	I’m not sure I understanding what you’re asking.

J. McManus:	Well what are the programs within Honeywell might they outsource there from internal manufacturing and fabrication?

J. Bass:	Again, John, you’re asking me questions about specific details regarding Honeywell strategy. And I, again, do not want to answer questions related to what their plans are. I think it’s best to ask them.

J. McManus:	OK. Thank you, Jim.

J. Bass:	Thank you. We have time for one more question, Steve.

Operator:	Gentlemen, there are no further questions at this time. Please continue with the presentation or any closing remarks.

J. Bass:	OK. Well, I’d like to thank everybody for their participation. Enjoyed the questions and look forward to our next call. And again, appreciate everybody’s participation. Thank you.

Operator:	A post-view replay of this conference will be available starting at 4:30 PM today, November 8th, and running through 4:30 PM Mountain Time on November 16th. To access the post-view replay, you will need to dial 1-800-633-8284 and enter reservation number 19937966. Ladies and gentlemen, that does conclude your conference for today. We thank you for participating and ask that you please disconnect your line.